UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PROLONG INTERNATIONAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

743409-10-4 (CUSIP Number)

DECEMBER 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 743409-10-4	Page 2 of 5 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Tom T. Kubota

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.(a)	Name of Issuer: Prolong International Corporation

(b)	Address of Issuer’s Principal Executive Offices:

6 Thomas Irvine, CA 92618

Item 2.(a)	Name of Person Filing: Tom T. Kubota

(b)	Address of Principal Business Office:

6 Thomas Irvine, CA 92618

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 743409-10-4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☐	Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940;

	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

	(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note, See Item 7);

	(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.

	(a)	Amount beneficially owned:

None

	(b)	Percent of Class:

0%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote of: 0

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5% Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

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Item 6.	Ownership of More Than 5% on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certification.
Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2003		/s/ TOM T. KUBOTA
	Name:	Tom T. Kubota

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